EquityZen Securities LLC

STATEMENT OF FINANCIAL CONDITION

(With Report of Independent Registered Public Accounting Firm Therein)

DECEMBER 31, 2023

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SEC FILE NUMBER
8-69689

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 _____ AND ENDING 12/31/2023 _____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EquityZen Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Broad St. Suite 1200
_____
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche	212 751 4422	pascal.roche@equityzen.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
_____
(Name – if individual, state last, first, and middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

                                                             2468

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Phillip Haslett</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>EquityZen Securities, LLC</u>, as of <u>12/31</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title:

CEO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

EquityZen Securities LLC

INDEX

For the year ended December 31, 2023

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
EquityZen Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EquityZen Securities LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of EquityZen Securities LLC as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of EquityZen Securities LLC's management. Our responsibility is to express an opinion on EquityZen Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to EquityZen Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as EquityZen Securities LLC's auditor since 2019.
New York, New York
March 27, 2024

EquityZen Securities LLC

STATEMENT OF FINANCIAL CONDITION

		December 31, 2023
ASSETS		
Cash	$	1,707,905
Accounts receivable		361,996
Prepaid expenses and other assets		91,268
Total assets	$	2,161,169
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	538,219
Due to related parties		162,157
Total liabilities		700,376
Member's equity		1,460,793
Total liabilities and member's equity	$	2,161,169

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENT

1. Nature of business

Nature of Business

EquityZen Securities LLC (the "Company") is a Delaware limited liability company with its principal place of business in New York. The Company is wholly-owned by EquityZen Inc. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides certain private placement advisory services, on a fee basis, to institutions and qualified individuals. The Company acts as placement agent in private placement transactions and also advises on structuring of private placement transactions. The Company is typically compensated on a fee-for-services basis, including a placement agent fee for the placement of securities.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates include the allowance for credit losses.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. This guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Placement Fees and Selling Fees

The Company enters into arrangements with individual customers or pooled investment vehicles to transact in private placements. The Company will receive placement fees and selling fees on these transactions and believes that its performance obligation is completed upon execution of the transaction documentation with its customers and as such is earned on the date control is transferred to a buyer. Revenue is recognized and considered earned at a specific point in time.

ROFR Revenue

Some customers have agreements requiring them to first offer their shares to the other owners of the company. The other owners have a set time period to buy the shares before the customer can offer their shares to outside

2. Summary of significant accounting policies (continued)

ROFR Revenue (continued)

investors. If the other owners exercise that right the Company earns a ROFR (right of first refusal) fee from the customer selling its shares. Revenue is recognized and considered earned at a specific point in time.

Termination Fees

The Company earns a termination fee if a customer fails to complete a transaction after signing a subscription agreement with the Company. Revenue is recognized and considered earned at a specific point in time.

The beginning and ending contract balances were as follows:

	December 31, 2023	December 31, 2022
Accounts receivable, net	$ 361,996	$ 334,060
Deferred Revenues	-	22,349

Current Expected Credit Losses

FASB ASC Topic 326, Financial Instruments - Credit Losses, introduces a credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized.

The Company uses the account receivable aging method, for receivables from third parties, to determine the provision for its allowance of expected credit losses to calculate the net realizable value. For financial assets measured at amortized cost (e.g. cash and cash equivalents and accounts receivable, net), the Company makes an assessment of expected credit losses based on the nature and contractual life or expected life of the financial assets and historic and expected losses.

Income Taxes

The Company is considered, for its 2023 tax filings, a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its Parent company. The Company's earnings and losses are included in the Parent company's return and passed through to its members.

The Company evaluates its uncertain tax positions under the provisions of FASB ASC Topic 740, Income Taxes ("ASC 740"). ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities.

Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized tax benefits."

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

A liability is recognized (or amount of net operating loss carried forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

As of December 31, 2023, no liability for unrecognized tax benefits was required to be recorded.

Leases

In accordance with FASB ASC Topic 842, Leases ("ASC 842"), the Company accounts for its rent included in the service agreement as an operating lease using the practical expedients permitted under ASC 842. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lessee is reasonably certain to exercise. Variable lease payments are recognized in the period in which the obligation is incurred. For 2023, the Company's lease obligations are deemed to be short-term and variable.

3. Cash and concentration of credit risk

At the start of 2023, the Company maintained its cash balances, which at times exceed federally insured limits, in one financial institution. In March 2023, the shut-down of certain financial institutions raised economic concerns over disruption to the U.S. banking system. The Company did not experience any loss due to these disruptions, and proceeded to diversify its cash holdings across multiple FDIC-insured financial institutions at the direction of management. Additionally, the Company established an insured cash sweep account with its primary financial institution partner in response to these events. The insured cash sweep account subjects all funds in the account to FDIC insurance protections through a series of networked financial institutions and accounts. As of December 31, 2023, the full amount of $1,707,905 in cash is insured through routine FDIC insurance protections or the cash sweep mechanism. The Company has no other concentrations of credit risk to note.

4. Obligations under Rule 15c3-3

The Company limits its business activities to that of a placement agent of securities. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. Related party transactions

Service Agreement and Due to Parent

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company. These include professional services, the use of physical premises, utilities, fixed assets, subscriptions, taxes, personnel and other general and administrative services. For the year ended December 31, 2023, the total amount incurred by the Company under this agreement was approximately $9,872,652. The Parent is owed
Service Agreement and Due to Parent (continued)

$136,314 from the Company for expenses incurred on behalf of the Company as of December 31, 2023, which is included in "Due to related parties" in the statement of financial condition. The amount does not bear interest and there are no stated payment terms.

6. Net capital requirement

The Company is a member of the FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company's net capital was approximately $797,000 which was approximately $736,000 in excess of its minimum net capital requirement of approximately $61,000. The Company's percentage of aggregate indebtedness to net capital was 114.26%.

7. Subsequent events

The Company has performed an evaluation of subsequent events through the date the financial statement was available to be issued. Other than as stated below, the evaluation did not result in any additional subsequent events that required disclosure and/or adjustment.

Shortly before December 31, 2023, a placement deal previously entered into by the Company and a third-party fund manager fell through when the fund created by the third-party manager did not make an investment. Subsequent to year end, the fund was unwound and capital was returned to the placed investors. The Company, in January 2024, determined to return commissions earned on the placement transaction to investors. This amount was accrued for as of December 31, 2023.